VINSENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

VINSENT, INC.

CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Board of Directors
Vinsent, Inc.

Report on the Financial Statements

We have reviewed the accompanying financial statements of Vinsent, Inc., which comprise the balance sheet at December 31, 2020, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from October 2, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1



50 JERICHO QUADRANGLE, STE. 200, JERICHO, NY 11753
P: 516.336.2450 • F: 516.256.3510 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

Going Concern

The accompanying financial statements have been prepared assuming that Vinsent, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Vinsent, Inc. has not yet commenced operations which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding those matters, are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this manner.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
April 29, 2021


VINSENT INC.
BALANCE SHEET
DECEMBER 31, 2020

<u>ASSETS</u>


CURRENT ASSETS:

    Cash $ 10

       TOTAL ASSETS $ 10


<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>


LIABILITIES $ -

CONTINGENCIES

SHAREHOLDERS' EQUITY:

    Common stock, $0.00001 par value, 10,000,000 shares authorized;

      1,000,000 shares issued and outstanding   10

    Additional paid-in capital   1,135

    Accumulated deficit   (1,135)

      Total Shareholders' Equity   10

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $ 10


See independent accountants' review report and notes to financial statements.


VINSENT INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM OCTOBER 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

REVENUE	$	-
OPERATING EXPENSES:		
General and administrative		1,135
NET LOSS	$	(1,135)

See independent accountants' review report and notes to financial statements.

4

VINSENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM OCTOBER 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

| | Ordinary Shares | | Additional | Accumulated | |
	Number of Shares	Amount	Paid-in Capital	Deficit	Total
BALANCE AS OF OCTOBER 2, 2020	-	$ -	$ -	$ -	$ -
CHANGES DURING 2020:					
Issuance of shares for cash	1,000,000	10	-	-	10
Expenses paid by parent company	-	-	1,135	-	1,135
Net loss	-	-	-	(1,135)	(1,135)
BALANCE AS OF DECEMBER 31, 2020	1,000,000	$ 10	$ 1,135	$ (1,135)	$ 10

See independent accountants' review report and notes to financial statements.

5

VINSENT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM OCTOBER 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash paid for general and administrative expenses	$	(1,135)
Expenses paid by parent company		1,135
NET CASH PROVIDED BY OPERATING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of shares for cash		10
NET CASH PROVIDED BY FINANCING ACTIVITIES		10
NET INCREASE IN CASH		10
CASH, OCTOBER 2, 2020 (INCEPTION)		-
CASH, DECEMBER 31, 2020	$	10

See independent accountants' review report and notes to financial statements.

VINSENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 - Nature of Operations

Vinsent, Inc. (the "Company") is a wholly owned subsidiary of VinX Network Ltd. ("VinX") and was organized October 2, 2020 under the laws of Delaware. The Company intends to develop a marketplace that enables wineries and wine lovers to connect directly with early access to fine wine at exclusive pricing.

As of December 31, 2020, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

Liquidity, Financial Condition, and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing and has not yet generated revenues or profits as of its inception date. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with FASB ASC Subtopic 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effects attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company expects to file U.S. federal and various state income tax returns. The Company was formed in 2020 and has not yet been required to file any tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 3 - <u>Stock Issuance</u>

On October 5, 2020, the Company issued 1,000,000 shares of common stock at $.00001 per share to VinX.

Note 4 - Contingencies

The coronavirus disease ("COVID-19") outbreak in the United States has caused business disruption through mandated and voluntary closings of multiple industries. While the disruption is currently expected to be temporary, there is considerable uncertainty regarding the duration of the closings. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on its customers, employees, and vendors, all of which are uncertain and cannot be predicted. At this time, the Company cannot estimate with meaningful precision the potential impact to its financial and operational results.

Note 5 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 through April 29, 2021, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.